Exhibit 99.1

REEBONZ HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: RBZ)

____________________

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

To Be Held on February 19, 2019

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of Reebonz Holding Limited (the “Company”) will be held at the company offices of 5 Tampines North Drive 5 Singapore 528548, on February 19, 2019 at 10:00 a.m. (Singapore time), and at any adjourned meeting thereof for the following purposes:

1.      To authorize the Board of Directors to effect a reverse split of ordinary shares, at an exchange ratio of not less than 1-for-2 and not greater than 1-for-10, to be determined by the Board of Directors in its sole discretion to comply with Nasdaq requirements to maintain the listing of our Ordinary Shares on the Nasdaq Stock Market and, in connection therewith, amend the Company’s Memorandum and Articles of Association to reflect the consolidation of the ordinary shares based on the ratio determined by the Board of Directors.

2.      To approve the Employee Stock Purchase Plan to provide employees of Reebonz and its Participating Subsidiaries with an opportunity to acquire Ordinary Shares.

3.      To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on February 4, 2019 as the record date (the “Record Date”) for determining the members (shareholders) entitled to receive notice of the EGM or any adjourned meeting thereof. As of the Record Date, there were 21,141,760 Ordinary Shares issued and outstanding and entitled to vote at the EGM.

Whether or not you plan to attend the EGM, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the EGM, to revoke the proxy and to vote your shares in person.

An electronic version of this Notice of Extraordinary General Meeting Notice of Extraordinary is available at: https://www.cstproxy.com/reebonz/sm2019.

By Order of the Board of Directors,

Samuel Lim
Chairman of the Board of Directors

Singapore, February 5, 2019

REEBONZ HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: RBZ)

____________________

PROXY STATEMENT

____________________

EXTRAORDINARY GENERAL MEETING

To Be Held on February 19, 2019

(or any adjourned meeting thereof)

This Proxy Statement is furnished to the members (“Shareholders”) of record at the close of business on February 4, 2019 (the “Ordinary Shares”) of Reebonz Holding Limited (“Reebonz”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the extraordinary general meeting (“EGM”) of the Company and at any adjourned meeting thereof pursuant to the accompanying Notice of the Extraordinary General Meeting. The EGM will be held at the company offices of 5 Tampines North Drive 5 Singapore 528548, on February 19, 2019 at 10:00 a.m. (Singapore time).

An electronic version of this Notice of Extraordinary General Meeting Notice of Extraordinary is available at: https://www.cstproxy.com/reebonz/sm2019.

SOLICITATION OF PROXIES

It is proposed that the EGM be held for the following purposes:

1.      To authorize the Board of Directors to effect a reverse split of ordinary shares, at an exchange ratio of not less than 1-for-2 and not greater than 1-for-10, to be determined by the Board of Directors in its sole discretion to comply with Nasdaq requirements to maintain the listing of our Ordinary Shares on the Nasdaq Stock Market and, in connection therewith, amend the Company’s Memorandum and Articles of Association to reflect the consolidation of the ordinary shares based on the ratio determined by the Board of Directors.

2.      To approve the Employee Stock Purchase Plan to provide employees of Reebonz and its Designated Subsidiaries with an opportunity to acquire Ordinary Shares.

3.      To transact any such other business that may properly come before the meeting.

The Company is currently not aware of any other matters that will come before the EGM. If any other matters properly come before the EGM, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the EGM in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the EGM and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the EGM. However, if the Shareholder attends the EGM and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least 48 hours prior to the EGM will be voted in accordance with the instructions specified by the Shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the Shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the EGM, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Proxies are being mailed to Shareholders on or about February 8, 2019 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only Shareholders of record at the close of business on February 4, 2019, will be entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof. As of the Record Date, there were 21,141,760 Ordinary Shares issued and outstanding and entitled to vote at the EGM.

No business shall be transacted at the EGM unless a quorum is present. Shareholders being individuals present in person or by proxy or, if a corporation or other non-natural person by its duly authorized representative or proxy holding at least one-third of the issued shares in the Company shall be a quorum.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

PROPOSALS FOR THE SPECIAL MEETING

ITEM 1 — REVERSE STOCK SPLIT

(Item 1 on the Proxy Card)

Proposal No. 1 — Authorize the Board of Directors to effect a reverse split of ordinary shares, at an exchange ratio of not less than 1-for-2 and not greater than 1-for-10, to be determined by the Board of Directors in its sole discretion and approve, as a Special Resolution, the Amendment and Restatement of the Company’s Memorandum and Articles of Association to reflect the consolidation or the Ordinary Shares based on the exchange ratio determined by the Board of Directors.

General

The Board has determined that it is advisable and in our best interest and that of our Shareholders to effect a reverse split. The Board has determined to effect a Reverse Split of our Ordinary Shares, at a ratio (“Exchange Ratio”) of not less than 1-for-2 and not greater than 1-for-10, as shall be determined in the sole discretion of the Board, subject to the approval of our Shareholders (the “Reverse Split”).

The number of authorized shares of our preferred shares, of which 5 million is currently authorized, will not be affected by the Reverse Split. The par value of our Ordinary Shares will remain unchanged at $0.0001 per share.

The Reverse Split will be implemented simultaneously for all Ordinary Shares that are issued and outstanding, all shares issuable under outstanding options and warrants. The Reverse Split will affect all Shareholders uniformly and will have no effect on the proportionate holdings of any individual stockholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Why Implement a Reverse Split?

Effecting a Reverse Split is a critical component of our plan to comply with Nasdaq requirements to maintain the listing of our Ordinary Shares on the Nasdaq Stock Market. On December 20, 2018, we received a notice from the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC indicating that, based upon the Staff’s determination, the Company has not evidenced compliance with certain initial listing standards. Under our compliance plan presented to the Nasdaq hearing panel on January 24, 2019, we plan to meet the initial listing standards of the Nasdaq Global Market, which requires, among other things, a closing price of $4.00 per share. If our Shareholders approve the Reverse Split, we anticipate that we would effectuate the Reverse Split at a ratio that would result in our Ordinary Shares having a closing price of at least $4.00, though our Board reserves the right to effectuate the Reverse Split at any ratio not less than 1-for-2 and not greater than 1-for-10, or to not effectuate a reverse split at all.

When the Board determines to effect the Reverse Split, will we notify Nasdaq and issue a press release announcing the ratio 15 calendar days before the effective date of the Reverse Split.

Authorized Shares

At the time the Reverse Split is effective, our authorized Ordinary Shares will be consolidated at the same ratio. Our authorized preferred shares will not change and will remain at five million.

Treatment of fractional shares

No fractional shares will be issued as a result of the Reverse Split. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock because they hold a number of shares not evenly divisible by the Exchange Ratio selected by the Board will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing price of our Ordinary Shares on the business day immediately preceding the effective date of the Reverse Split as reported on Nasdaq by (ii) the number of shares of our Ordinary Shares held by the Shareholder that would otherwise have been exchanged for the fractional share interest. No interest will be paid on any cash amount representing fractional shares between the effective date of the Reverse Split and the date of payment.

Effect of the Reverse Split on options, restricted stock awards and warrants

The number of Ordinary Shares subject to outstanding options and warrants will automatically be reduced by a factor equal to the Exchange Ratio applied for the Reverse Split. The per-share exercise price of options and warrants will also be increased by the same factor, so that the aggregate dollar amount payable for the purchase of Ordinary Shares subject to options and warrants will remain unchanged.

No going private transaction

Notwithstanding the decrease in the number of outstanding shares of Common Stock resulting from the Reverse Split, the Board does not intend that the Reverse Split would be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Registration and trading of our Ordinary Shares

Our Ordinary Shares is currently registered under Section 12(b) of the Exchange Act, and we are subject to periodic reporting and other requirements of the Exchange Act. The Reverse Split will not affect the registration of our Ordinary Shares under the Exchange Act or our obligation to publicly file financial and other information with the SEC. When the Reverse Split is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release.  On the effective date, our trading symbol on Nasdaq will change to “RBZD.”  The “D” will be removed 20 business days from that date, and the symbol will revert to the original symbol of “RBZ”  In connection with the reverse stock split, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Exchange of book-entry shares

Stockholders whose shares are uncertificated or held in “street name” with a broker, either as record or beneficial owners, will have their holdings electronically adjusted by their brokers or our transfer agent to give effect to the Reverse Split. Any payments in lieu of fractional shares will also be processed by the brokers or transfer agent.

Vote Required; Recommendation of the Board

The affirmative vote of a majority of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Annual Meeting, is required to approve the Reverse Split and a approve, as a Special Resolution of the Company, the amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the consolidation of the Ordinary Shares based on the ratio determined by the Board of Directors.

The Board of Directors recommends a vote “FOR” the approval of the Reverse Split and approve as a Special Resolution the Amendment and Restatement of the Company’s Memorandum and Articles of Association to reflect the consolidation or the Ordinary Shares based on the exchange ratio determined by the Board of Directors.

ITEM 2 — EMPLOYEE STOCK PURCHASE PLAN

(Item 2 on the Proxy Card)

Proposal No. 2 — Approval of the Employee Stock Purchase Plan

General

On January 23, 2019, the Board approved and adopted the Employee Stock Purchase Plan (“ESPP”), subject to stockholder approval. If the Stockholders approve the ESPP, it will become effective on March 1, 2019.

The ESPP would provide eligible employees with an opportunity to purchase shares of our Ordinary Shares. The principal provisions of the ESPP are summarized below. This summary is not a complete description of all of the ESPP’s provisions, and is qualified in its entirety by reference to the text of the ESPP, which is attached to this proxy notice as Appendix A. Capitalized terms in this summary not defined in this proxy statement have the meanings set forth in the text of the ESPP.

Purpose

The ESPP is intended to provide employees of Reebonz and its Participating Subsidiaries with an opportunity to acquire Ordinary Shares.

Shares

Shares offered under the ESPP will be Ordinary Shares having a par value of $0.0001. The maximum number of Shares which may be sold under the ESPP is 250,000 Ordinary Shares. The Board has specified that a maximum of $25,000 of shares may be offered to each eligible employee during any year.

Administration

The ESPP will be administered by the Board or a committee appointed by the Board (the “Administrator”).

Eligibility

Any confirmed employee of the Company or any Participating Subsidiary who has been employed by the Company or any Participating Subsidiary after the applicable Singapore probationary period (which is three to six months, pending on the level of the employee), is eligible to participate in the ESPP, subject to signing an enrollment agreement and other enrollment procedures. However, employees who satisfy the eligibility requirements of the ESPP, but who are subject to rules or laws of foreign jurisdictions that prohibit or make impractical participation in the ESPP will not be permitted to participate. Also, no employee will be permitted to elect to purchase Shares if after such purchase the employee would own 5% or more of the total combined voting power or value of all classes of stock of Reebonz or any subsidiary. An employee who is on an authorized sick leave, military leave or other leave of absence will remain an employee for purposes of the ESPP unless the period of leave exceeds 90 days and the employee’s right to reemployment is not guaranteed either by statute or contract.

Method of Payment

Payment for Shares purchased under the ESPP will be made by check or wire transfer, or any other method in compliance with local law.

Purchase of Shares

Shares will be purchased on the Exercise Date, which will be the last day of the Purchase Period. The amount of Shares purchased by an account will be the number of whole shares that can be purchased with the amount credited to the account. Fractional shares will not be purchased. Any amount remaining in the account after the purchase will be carried over to the next Purchase Period if not withdrawn by the participant. If the number of Shares to be purchased exceeds the number available for purchase in the Purchase Period, the Administrator will allocate the available Shares among the participants in an equitable manner.

Purchase Price

The Purchase Price per Share will be made at 100% the Fair Market Value of an Ordinary Share on the Exercise Date. No participant will be permitted to purchase Shares with a value exceeding $25,000 (determined at the Fair Market Value of the Shares on the first day of each Purchase Period) in any calendar year.

Withdrawal by Participant

At any time during the Purchase Period a participant may withdraw all (but not less than all) of the amount credited to the participant’s account. If the participant withdraws all the amounts credited to the participant’s account, then the participant will cease to participate in the Offer Period and may not resume participation until the next Offer Period.

Termination of Employment; Death

If a participant ceases to be an employee of the Company or any Participating Subsidiary, whether due to termination of employment or death, the participant shall be deemed to have elected to withdraw the participant’s account. The amount in the participant’s account will be paid to the participant, or to the participant’s beneficiary or estate if the participant is deceased.

Adjustments to Shares

In the event of a change in Shares subject to the ESPP or subject to any Offering by reason of any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, or other similar corporate transaction or event that affects the Shares such that the Administrator determines an adjustment to be appropriate, then the Administrator may adjust the maximum number of Shares subject to the ESPP and the outstanding options under the ESPP. In the event of a sale of substantially all assets of the Company, or a sale of more than 50% of the outstanding securities of the Company, or a merger or similar transaction in which the Company is not the surviving entity or following which Shares outstanding are converted to other property, then the Administrator may cause the purchase of Shares with the amounts then credited to the participants’ accounts to be accelerated.

New Plan Benefits

Participation in the ESPP, if we choose to implement it, will be voluntary. Accordingly, the benefits that will be received by or allocated to participants under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase Ordinary Shares under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Vote Required; Recommendation of the Board

The affirmative vote of a majority of the votes cast by Shareholders present, in person or by proxy, and entitled to vote at the Annual Meeting, is required to approve the Employee Stock Purchase Plan.

The Board of Directors recommends a vote “FOR” the approval of the Employee Stock Purchase Plan.

ITEM 3 — ANY OTHER BUSINESS

To transact any such other business that may properly come before the meeting.

Management currently knows of no other business to be transacted at the EGM, other than as set forth in the Notice of Extraordinary General Meeting; but, if any other matters are properly presented at the EGM, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Only Shareholders of record at the close of business on February 4, 2019, will be entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

Holders of record of the Company’s shares as of the Record Date are cordially invited to attend the EGM in person. Your vote is important. If you cannot attend the EGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the EGM to ensure your representation at such meeting.

By Order of the Board of Directors,

Samuel Lim
Chairman of the Board of Directors

Singapore, February 5, 2019

Appendix A

REEBONZ HOLDING LIMITED
2019 EMPLOYEE STOCK PURCHASE PLAN

A-i

A-ii

REEBONZ HOLDING LIMITED
2019 EMPLOYEE STOCK PURCHASE PLAN

Article 1.
Purpose and Effective Date

1.1     Effective Date. The Board of Directors of Reebonz Holding Limited, an exempted company formed under the laws of the Cayman Islands (the “Company”), adopted the Reebonz Holding Limited 2019 Employee Stock Purchase Plan (the “Plan”) effective March 1, 2019.

1.2     Purpose. The purpose of the Plan is to provide eligible employees of the Company or any Participating Subsidiary with an opportunity to purchase Common Stock of the Company through accumulated Participant contributions. The Plan is not intended to comply with Section 423 of the Code.

Article 2.
Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below:

2.1     “Account” means a recordkeeping account maintained for a Participant to which Participant contributions are credited in accordance with Article 8 of the Plan.

2.2     “Administrator” means the Board or committee authorized to administer the Plan under Section 3.1.

2.3     “Accumulation Period” means a period beginning on or after the Effective Date during which Participant contributions may be made and accumulated for the purchase of Shares. The initial Accumulation Period will begin on March 1, 2019 and end on March 15, 2019. Unless and until the Administrator determines otherwise in its discretion, Accumulation Periods will begin on the first day of a month and will end on the 15th day of the same month, and will begin on the 16th day of a month and will end on the 30th day of the same month. No Accumulation Period will be in excess of six (6) months. The Administrator may suspend and commence Accumulation Periods at any time or times. Determinations by the Administrator under this Section 2.3 will be communicated to Participants at such time or times and in such manner as the Administrator determines.

2.4     “Base Earnings” means regular salary and wages payable by the Company or a Participating Subsidiary to an Eligible Employee, prior to deductions for employee contributions to any employee benefit plans or arrangements, and excluding bonuses and other incentive pay. The Administrator, in its discretion, may establish a different definition of Base Earningsf for any future Accumulation Period(s) prior to the commencement of such Accumulation Period.

2.5     “Board” means the Board of Directors of the Company.

2.6     “Cut-Off Date” means the date established by the Administrator from time to time by which enrollment forms must be received with respect to an Accumulation Period.

2.7     “Effective Date” means March 1, 2019.

2.8     “Eligible Employee” means an Employee eligible to participate in the Plan in accordance with Article 5.

2.9     “Employee” means any employee of the Company or a Participating Subsidiary who is a confirmed employee by reason of completing the applicable probationary period of service as determined by the Administrator. “Employee” shall not include any individual classified by the Company or a Participating Subsidiary as either an independent contractor or an individual who provides services to the Company or Participating Subsidiary through another entity and any such individual shall not be eligible to participate in this Plan during the period that the individual is so classified, even if such individual is later retroactively reclassified as an employee during all or any part of such period pursuant to applicable law or otherwise.

2.10     “Enrollment Date” means the first Trading Day of an Accumulation Period beginning on or after the Effective Date.

2.11     “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. References to a particular section of the Exchange Act include references to successor provisions.

2.12     “Fair Market Value” of a Share means the closing sales price of a Share reported on an established stock exchange which is the principal exchange upon which the Shares are traded on the applicable date. Unless the Administrator determines otherwise, if the Shares are traded over the counter at the time a determination of its Fair Market Value is required to be made hereunder, Fair Market Value shall be deemed to be equal to the arithmetic mean between the reported high and low or closing bid and asked prices of a Share on the applicable date, or if no such trades were made that day then the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Administrator in such manner as it deems appropriate.

2.13     “Participant” means an Eligible Employee who has enrolled in the Plan pursuant to Article 6. A Participant shall remain a Participant until the applicable date set forth in Article 10, and will again become a Participant upon enrolling in the Plan pursuant to Article 6.

2.14     “Participating Subsidiary” means a Subsidiary Corporation, which has adopted the Plan as a Participating Subsidiary by action of its board of directors and which has been designated by the Administrator in accordance with Section 3.3 as covered by the Plan.

2.15     “Plan” means the Reebonz Holding Limited 2019 Employee Stock Purchase Plan, as set forth herein and as amended from time to time.

2.16     “Purchase Date” means the specific Trading Day during an Accumulation Period on which Shares are purchased under the Plan in accordance with Article 9. For each Accumulation Period, the Purchase Date shall be the last Trading Day occurring in such Accumulation Period. The Administrator may, in its discretion, designate a different Purchase Date with respect to any Accumulation Period.

2.17     “Securities Act” means the Securities Act of 1933, as amended from time to time. References to a particular section of the Securities Act include references to successor provisions.

2.18     “Share” means a share of Common Stock, and such other securities of the Company, as may be substituted or resubstituted for Shares pursuant to Section 4.2 hereof.

2.19     “Subsidiary Corporation” means any corporation in an unbroken chain of corporations beginning with the Company if, as of the applicable Enrollment Date, each of the corporations other than the last corporation in the chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.20     “Trading Day” means a day the national exchange on which the Shares are listed for trading or, if not so listed, a day the New York Stock Exchange is open for trading.

Article 3.
Administration

3.1     Administrator. The Plan shall be administered by the Board, or committee (“Committee”) appointed by the Board, which may be the Board’s Compensation Committee. The Committee shall consist of at least one Board member, but may additionally consist of individuals who are not members of the Board. The Committee shall serve at the pleasure of the Board. If the Board does not so appoint a Committee, the Board shall administer the Plan. Any references herein to “Administrator” are, except as the context requires otherwise, references to the Board or the Committee, as applicable.

This Article 3 relating to the administration of the Plan may be amended by the Administrator from time to time as may be desirable to satisfy any requirements of or under the federal securities and/or other applicable laws, rules or regulations of any applicable jurisdiction or any applicable stock exchange, or to obtain any exemption under such laws, rules or regulations.

3.2     Powers of the Committee. If appointed under Section 3.1, the Administrator may select one of its members as chairman and may appoint a secretary. The Administrator shall make such rules and regulations for the conduct of its business as it shall deem advisable; provided, however, that all determinations of the Administrator shall be made by a majority of its members.

The Administrator shall have the power, in addition to the powers set forth elsewhere in the Plan, and subject to and within the limits of the express provisions of the Plan, to construe and interpret the Plan and options granted under it; to establish, amend and revoke rules and regulations for administration of the Plan; to determine all questions of policy and expediency that may arise in the administration of the Plan; to allocate and delegate such of its powers as it deems desirable to facilitate the administration and operation of the Plan; and, generally, to exercise such powers and perform such acts as it deems necessary or expedient to promote the best interests of the Company. The Administrator’s determinations as to the interpretation and operation of this Plan shall be final and conclusive. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Base Earnings, handling of Participant contributions, making of Participant contributions, establishment of the exchange ratio on the Purchase Date applicable to Participant contributions made in a currency other than U.S. dollars, determination of beneficiary designation requirements, and handling of stock certificates.

3.3     Designation of Participating Subsidiaries. The Administrator may designate from time to time which Subsidiary Corporations of the Company shall be Participating Subsidiaries.

3.4     Exchange Act and Securities Act. The Plan is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and the options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

Article 4.
Number of Shares

4.1     Number of Shares Issuable Under the Plan. Subject to adjustment as provided in Section 4.2, the maximum number of Shares hereby reserved for delivery under the Plan shall be 250,000 Shares.

If any option granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such option shall again become available for the Plan.

4.2     Adjustments in Authorized Shares; Liquidation or Dissolution. In the event of any reorganization, recapitalization, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, acquisition of property or shares, separation, asset spin-off, stock rights offering, liquidation or other similar change in the capital structure of the Company, the Administrator shall make such adjustment, if any, as it deems appropriate in the number, kind and purchase price of the Shares available for purchase under the Plan. In the event that, at a time when options are outstanding hereunder, there occurs a dissolution or liquidation of the Company, each option to purchase Shares shall terminate, but the Participant holding such option shall have the right to exercise his or her option prior to such termination of the option upon the dissolution or liquidation. The Company reserves the right to reduce the number of Shares which Employees may purchase pursuant to their enrollment in the Plan.

Article 5.
Eligibility Requirements

5.1     Eligibility. Except as provided in Section 5.2, each individual who is an Employee of the Company or a Participating Subsidiary on the applicable Cut-Off Date shall become eligible to participate in the Plan in accordance with Article 6 as of the first Enrollment Date following the date the individual becomes an Employee of the Company or a Participating Subsidiary, provided that the individual remains an Employee on the first day of the Accumulation Period associated with such Enrollment Date. Participation in the Plan is entirely voluntary.

5.2     Ineligible Employees. Employees meeting any of the following restrictions are not eligible to participate in the Plan:

(a)     Section 16 Officers may be restricted in their ability to acquire or sell shares of Stock in order to comply with Section 16 of the Securities Exchange Act of 1934, as amended, in accordance with rules and procedures adopted by the Administrator.

(b)    Employees of any Subsidiary Corporation that is not a Participating Subsidiary.

Article 6.
Enrollment

6.1     Enrollment. Eligible Employees will be automatically enrolled in the Plan on the first day of each Accumulation Period subject to consent of the Eligible Employee. An Eligible Employee may consent to enrollment in the Plan for an Accumulation Period by completing and signing an enrollment form and submitting such enrollment form to the Company or the Participating Subsidiary on or before the Cut-Off Date specified by the Administrator. Participant contributions shall be made pursuant to the enrollment form until the earliest of:

(a)     the date during the Accumulation Period as of which the Employee elects to cease his or her enrollment in accordance with Section 8.4; and

(b)    the date during the Accumulation Period as of which the Employee withdraws from the Plan or has a termination of employment in accordance with Article 10.

Article 7.
Grant of Options on Enrollment

7.1     Option Grants. The automatic enrollment by an Eligible Employee in the Plan as of an Enrollment Date will constitute the grant as of such Enrollment Date by the Company to such Participant of an option to purchase Shares from the Company pursuant to the Plan.

7.2     Option Term. An option granted to a Participant pursuant to this Plan shall expire, if not terminated earlier for any reason, on the earliest to occur of: (a) the end of the Purchase Date with respect to the Accumulation Period in which such option was granted; (b) the completion of the purchase of Shares under the option under Article 9; or (c) the date on which participation of such Participant in the Plan terminates for any reason.

7.3     Restrictions on Option Grants.

(a)     Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan (i) to the extent that, immediately after the grant, such Employee would own capital stock of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary Corporation, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiary Corporations accrues at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time.

(b)    In connection with each offering made for an Accumulation Period, the Administrator may specify: (i) a maximum aggregate number of Shares that may be purchased by any Participant on the Purchase Date, and/or (ii) a maximum number of Shares that may be purchased by all Participants on the Purchase Date.

Article 8.
Participant Contributions

8.1     Contribution Elections. An Eligible Employee who files an enrollment form pursuant to Article 8 shall elect in such form to make contributions during the Accumulation Period to which the enrollment form relates in an amount determined as a specified percentage (in whole percentages) of Base Earnings to be contributed each payday during such Accumulation Period or on such other dates during the Accumulation Period as provided on the enrollment form. The minimum an Employee may elect and contribute is 1% of his or her Base Earnings paid per pay period in such Accumulation Period, and the maximum is 15% of his or her Base Earnings paid per pay period in such Accumulation Period (or such larger or smaller percentage as the Administrator may designate from time to time).

8.2     Method and Period of Participant Contributions. Participant contributions will be made to the Company and may be made by cash, check or other means as permitted by the Administrator. Participant contributions may be made until the date on which such enrollment form ceases to be effective in accordance with Article 6. The amount of a Participant’s contributions shall be credited to the Participant’s Account.

8.3     Unfunded Status of Participant Contributions. Prior to the time a Participant’s contributions are used to purchase Shares as provided in Article 9 below, such amounts are considered general assets of the Company and, as such, are subject to the claims of the Company’s creditors in the event of insolvency or bankruptcy. The Company may use such funds for any corporate purpose, and the Company will not be obligated to segregate such funds from the Company’s general corporate funds and/or deposit such funds with an independent third party.

8.4     Cancellation of Participant Contributions. As of the last day of any month during an Accumulation Period, a Participant may elect to cease (but not to increase or decrease) contributions, if any, remaining for such Accumulation Period by filing a new enrollment form with the Company in such form and manner and at such time as may be permitted by the Administrator. A Participant who has ceased payroll deductions may have the amount which was credited to his or her Account prior to such cessation applied to the purchase of Shares as of the Purchase Date in accordance with Section 9.1 and receive the balance of the Account with respect to which the enrollment is ceased, if any, in cash. A Participant who has ceased Participant contributions may also voluntarily withdraw from the Plan pursuant to Section 10.1. Any Participant who ceases Participant contributions for an Accumulation Period may re-enroll in the Plan on the next subsequent Enrollment Date following the cessation in accordance with the provisions of Article 6. A Participant who ceases to be employed by the Company or any Participating Subsidiary will cease to be a Participant in accordance with Section 10.2.

8.5     No Additional Contributions Permitted. A Participant may not make any contributions to his or her Account under the Plan except as provided on the Participant’s enrollment form. Neither the Company nor any Participating Subsidiary shall make separate or additional contributions to any Participant’s Account under the Plan.

Article 9.
Purchase of Shares

9.1     Exercise of Options. Subject to Section 9.2, any option held by the Participant which was granted under this Plan and which remains outstanding as of a Purchase Date shall be deemed to have been exercised on such Purchase Date for the purchase of the number of whole Shares which the funds accumulated in his or her Account as of the Purchase Date will purchase at the applicable purchase price. No Shares will be purchased on behalf of any Participant who fails to file an enrollment form electing Participant contributions for an Accumulation Period.

9.2     Effect of Withdrawal from the Plan. A Participant who holds an outstanding option as of a Purchase Date shall not be deemed to have exercised such option if the Participant elected not to exercise the option by withdrawing from the Plan in accordance with Section 10.1.

If, after a Participant’s exercise of an option under Section 9.1, an amount remains credited to the Participant’s Account as of a Purchase Date, then the remaining amount shall be distributed to the Participant in cash as soon as administratively practical after such Purchase Date.

9.3     Option Exercise Price. The purchase price for each Share purchased under any option shall be the Fair Market Value of a Share on the Purchase Date.

9.4     Restrictions on Option Exercise. If the total number of Shares for which an option is exercised on any Purchase Date in accordance with this Article 9, when aggregated with all Shares previously granted under this Plan, exceeds the maximum number of Shares reserved in Section 4.1, the Administrator shall make a pro rata allocation of the Shares available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance of the cash amount credited to the Account of each Participant under the Plan shall be returned to him or her as promptly as administratively practical.

Article 10.
Withdrawal From the Plan; Termination of Employment; Leave of Absence; Death

10.1     Withdrawal from the Plan. A Participant may withdraw from the Plan in full (but not in part) during any Accumulation Period by delivering a notice of withdrawal to the Company (in a manner prescribed by the Administrator) at any time prior to the first day of the calendar last month immediately preceding the Purchase Date for such Accumulation Period, or at such shorter time in advance of the Purchase Date as the Administrator may permit. If notice of withdrawal is timely received, all amounts then credited to the Participant’s Account shall not be used to purchase Shares, but shall instead be distributed to the Participant as soon as administratively practical, and the Participant’s contributions shall cease. An Employee who has withdrawn during an Accumulation Period may not return funds to the Company during the same Accumulation Period and require the Company to apply those funds to the purchase of Shares, nor may such Employee continue Participant contributions, in accordance with Article 6. Any Eligible Employee who has withdrawn from the Plan may, however, re-enroll in the Plan on the next subsequent Enrollment Date following withdrawal in accordance with the provisions of Article 6.

10.2     Termination of Employment. Participation in the Plan terminates immediately when a Participant ceases to be employed by the Company or any Participating Subsidiary for any reason whatsoever, including but not limited to termination of employment, whether voluntary or involuntary, or on account of disability, or retirement, but not including death, or if the Participating Subsidiary employing the Participant ceases for any reason to be a Participating Subsidiary. Participation in the Plan also terminates immediately when a Participant ceases to be an Eligible Employee under Article 5 or withdraws from the Plan. Upon termination of participation such terminated Participant’s outstanding options shall thereupon terminate. As soon as administratively practicable after termination of participation, the Company shall pay to the Participant or legal representative all amounts credited to the Participant’s Account and held by the Company at the time of termination of participation, and any Participating Subsidiary shall pay to the Participant or legal representative all amounts credited to the Participant’s Account and held by the Participating Subsidiary at the time of termination of participation.

10.3     Leave of Absence. If a Participant takes an unpaid leave of absence without terminating employment, such Participant will be deemed to have discontinued contributions to the Plan in accordance with Section 8.3, but will remain a Participant in the Plan through the balance of the Accumulation Period in which his or her leave of absence begins, so long as such leave of absence does not exceed ninety (90) days. If a Participant takes an unpaid leave of absence without terminating employment, such Participant will be deemed to have withdrawn from the Plan in accordance with Section 10.1 on the ninety-first (91st) day of such leave of absence.

10.4     Death. As soon as administratively feasible after the death of a Participant, amounts accumulated in his or her Account shall be paid in cash to the beneficiary or beneficiaries designated by the Participant on a beneficiary designation form approved by the Administrator, but if the Participant does not make an effective beneficiary designation then such amounts shall be paid in cash to the Participant’s spouse if the Participant has a spouse, or, if the Participant does not have a spouse, to the executor, administrator or other legal representative of the Participant’s estate. Such payment shall relieve the Company and the Participating Subsidiary of further liability with respect to the Plan on account of the deceased Participant. If more than one beneficiary is designated, each beneficiary shall receive an equal portion of the Account unless the Participant has given express contrary instructions. None of the Participant’s beneficiary, spouse, executor, administrator or other legal representative of the Participant’s estate shall, prior to the death of the Participant by whom he or she has been designated, acquire any interest in the amounts credited to the Participant’s Account under the Plan.

Article 11.
Miscellaneous

11.1     Interest. Interest or earnings will not be paid on any Participant Accounts.

11.2     Restrictions on Transfer. The rights of a Participant under the Plan shall not be assignable or transferable by such Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from the Plan in accordance with Section 10.1.

11.3     Administrative Assistance. If the Administrator in its discretion so elects, it may retain a brokerage firm, bank, other financial institution or other appropriate agent to assist in the purchase of Shares, delivery of reports or other administrative aspects of the Plan. If the Administrator so elects, each Participant shall (unless prohibited by applicable law) be deemed upon enrollment in the Plan to have authorized the establishment of an account on his or her behalf at such institution. Shares purchased by a Participant under the Plan shall be held in the account in the Participant’s name, or if the Participant so indicates in the enrollment form, in the Participant’s name together with the name of one or more other persons, or in such forms of trust as may be approved by the Administrator, to the extent permitted by law.

11.4     Costs. All costs and expenses incurred in administering the Plan shall be paid by the Company or Participating Subsidiaries, including any brokerage fees on the purchased Shares; excepting that any stamp duties, transfer taxes, fees to issue stock certificates, and any brokerage fees on the sale price applicable to participation in the Plan after the initial purchase of the Shares on the Purchase Date shall be charged to the Account or brokerage account of such Participant.

11.5     Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the Cayman Islands.

11.6     Amendment and Termination. The Board or the Board’s Compensation Committee may amend, alter or terminate the Plan at any time. Notwithstanding any provision hereunder to the contrary, no amendment which would amend or modify the Plan in a manner requiring stockholder approval under any securities exchange on which the Shares are traded shall be effective unless, within one year after it is adopted, it is approved by the holders of a majority of the voting power of the Company’s outstanding shares. The provisions of this Section 11.6 are in addition to, and not in lieu of, the authority of the Administrator to amend or modify the Plan under other provisions of the Plan.

If the Plan is terminated, the Administrator may elect to terminate all outstanding options either prior to their expiration or upon completion of the purchase of Shares on the next Purchase Date, or may elect to permit options to expire in accordance with the terms of this Plan (and participation to continue through such expiration dates). If the options are terminated prior to expiration, all funds accumulated in Participants’ Accounts as of the date the options are terminated shall be returned to the Participants as soon as administratively feasible.

11.7     No Right of Employment. Neither the grant nor the exercise of any rights to purchase Shares under this Plan nor anything in this Plan shall impose upon the Company or Participating Subsidiary any obligation to employ or continue to employ any employee. The right of the Company or Participating Subsidiary to terminate any employee shall not be diminished or affected because any rights to purchase Shares have been granted to such employee.

11.8     Requirements of Law. The acceptance of Participant contributions and the delivery of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any provision of the Plan, Participants shall not be entitled to receive benefits under the Plan, and the Company (and any Subsidiary Corporation) shall not be obligated to deliver any Shares or deliver benefits to a Participant, if such delivery would constitute a violation by the Participant or the Company or any of its Subsidiary Corporations of any applicable law or regulation.